Exhibit 99.1

Media:
Joele Frank, Wilkinson Brimmer Katcher
Aaron Palash / Viveca Tress / Carly King
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Investor and Media Relations:
Edward Nebb
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PERFORMANCE SHIPPING INC. HIGHLIGHTS COMPANY’S PLATFORM FOR GROWTH AND SHAREHOLDER VALUE CREATION

Mails Proxy Materials and Letter to Shareholders
in Connection with 2024 Annual General Meeting of Shareholders

Recommends Shareholders Vote on the WHITE Proxy Card “FOR” Performance Shipping’s Nominee and Highly Qualified Board

ATHENS, GREECE, November 19, 2024 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has mailed proxy materials to shareholders in connection with its upcoming 2024 Annual General Meeting of Shareholders (the “Annual Meeting”), scheduled to be held on December 17, 2024. Shareholders of record as of the close of business on November 8, 2024, are entitled to vote at the Annual Meeting.

The Company also mailed a letter to shareholders highlighting the Company’s growth strategy and the commitment of its highly-qualified Board of Directors to create value for all shareholders.

Highlights from the letter include:

•
The Company’s foundation for continued growth and value creation built on its unique pure-play Aframax tanker fleet, its simplified and transparent ownership structure and its significant management expertise.

•
Performance’s execution of its focused strategy includes growing its fleet, leveraging strong relationships to secure commercial deployments at attractive rates, increasing sustainability and maintaining a strong financial position.

•	The Company’s highly qualified and actively engaged board, the majority of whom are independent, is committed to acting in the best interests of the Company and all shareholders.

•	The Board’s recommendation that shareholders reject George Economou’s goal of taking over the Company.

The Board of Directors unanimously recommends that shareholders vote on the WHITE proxy card “FOR” Performance Shipping’s nominees and “AGAINST” the proposals made by Economou.

The full text of the letter follows:

Dear Performance Shipping Shareholders,

We are reaching out to you directly because we want your vote “FOR” our director nominee at our upcoming Annual Meeting of Shareholders.

This is an important time for Performance Shipping. The actions we have taken to reposition our pure-play tanker fleet and our commercial deployment strategy are working. We are capitalizing on opportunities in a solid market environment and are generating strong cash flows, increased revenues and profitability for the Company.

Our strong commercial relationships and our ability to redeploy our vessels at attractive charter rates have us poised to continue our strong performance in the near term. In addition, our strong balance sheet, newbuild program and close relationships with international shipping leaders have Performance well-positioned for long-term shareholder value creation.

This year, George Economou launched a multi-pronged campaign to take over the Company. Economou is a competitor to Performance with a widely-known record of poor corporate governance, self-dealing and shareholder value destruction at companies he has controlled. As part of his takeover efforts, he is pursuing a proxy fight in connection with our Annual Meeting that – if successful – could ultimately give him effective control of Performance.

We believe Performance has significant upside potential. Don’t let Economou take it from you. Our shareholders can participate in Performance’s value creation by voting FOR our director nominee and against Economou’s proposals on the WHITE proxy card.

Building A Platform for Growth and Value Creation

Over the last several years, our Board and management team have taken deliberate steps to differentiate Performance and position the business to capture opportunities in a volatile market. Today, the Company has a solid foundation for continued growth and value creation built on:

•
A Unique Pure-Play Tanker Fleet: Since 2020, we have been the only publicly listed pure-play Aframax tanker fleet. Our versatile fleet of seven mid-point age and well-maintained vessels allows us to offer charterers commercially attractive features, including high cargo-carrying capacity and competitive fuel efficiency. We are capitalizing on the tanker market’s recovery while maintaining strong operational trading flexibility among crude oil segments.

•
A Simplified and Transparent Corporate Structure: We own, directly or indirectly, every vessel in our fleet. We perform all commercial and technical management in-house through Unitized Ocean Transport Limited (UOT), our wholly-owned subsidiary that allows us to maintain highly efficient operations with low vessel operating expenses. This streamlined structure has supported our reputation as a cost-efficient and reliable operator, which is further reinforced by the strength of our teams and the quality and maintenance standards of our fleet.

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Significant Management Expertise: We have refreshed our senior management team with highly qualified leaders who bring extensive public company and vessel operations experience. Our executive, commercial and technical management teams draw on established relationships with charterers and other industry participants, which bolster our position as a sought-after business partner and provide access to attractive acquisition opportunities.

Leveraging these strengths, we are executing a focused strategy that is delivering results:

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Growing our Fleet of Modern, High Specification Tanker Vessels: We are committed to opportunistically expanding and renewing our fleet over time to increase our market presence and enhance our value proposition to charterers and other customers.

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Leveraging Strong Relationships to Secure Commercial Deployments at Attractive Rates: We have a diverse customer base across both western and eastern geographical basins. Our fleet operates primarily under time charter contracts and through pool arrangements that enhance our spot market exposure and enable us to achieve economies of scale and obtain increased cargo, better flow of information and greater vessel utilization.

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Increasing Sustainability: We take seriously our role as responsible corporate citizens and are dedicated to continuous improvement as we execute and expand our sustainability initiatives. These efforts include strategies to reduce greenhouse gas emissions, enhance energy efficiency, and responsibly manage resources. We operate in compliance with international environmental regulations and will continue to seek opportunities to further integrate sustainability across our operations.

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Maintaining a Strong Financial Position: We are prudent in our approach to capital allocation, including investing in our fleet and reducing our debt. We maintain a net loan to value ratio of approximately -6% and when necessary, we support our disciplined growth strategy by raising capital on the equity markets. Additionally, we maintain cash reserves for fleet replacement and maintenance, and have a secured revenue backlog of $216 million as of the beginning of the fourth quarter 2024. Our low debt levels, strong operating efficiency and cost management enable us to maintain a low daily cash break-even rate of $16,039, positioning us for profitability even when our markets fluctuate. This financial stability allows for potential growth opportunities and reflects our robust strategic planning.

Looking ahead, we have a strong pipeline and anticipate that we will be able to redeploy our vessels at attractive charter rates during the usually strong fall and winter seasons.

In short, we have built a strong foundation and our strategy is working. A vote on the WHITE proxy card FOR our nominee and against Economou’s proposals is a vote for us to continue our momentum.

Vote FOR our Highly Qualified Board Today

Our Board of Directors comprises five highly qualified and actively engaged directors, the majority of whom are independent. Our directors bring shipping, finance and business experience that is relevant to Performance and instrumental in guiding the Company’s strategy forward.

In light of our size and to ensure shareholders have the opportunity to realize the full upside potential of their investments in our Company, we established our corporate structure with a classified Board in part to protect against investors – such as Economou – whose interests may not align with those of our shareholders and who may take opportunistic, abusive, and self-interested actions which could harm our shareholders.

This year, Aliki Paliou, the current Chairperson of Performance Shipping’s Board, stands for re-election. Notably, Paliou is our largest shareholder, which serves to align her interests with those of all shareholders and promotes strategic continuity. She brings nearly a decade of experience serving on Boards and management teams of companies in the shipping industry, and her oversight of the Company’s execution has been instrumental in helping shape Performance Shipping’s strategic direction.

Our Board and management team regularly review our governance structure, strategic plans, performance and capital allocation priorities to ensure the Company is well-positioned to capture market opportunities and create shareholder value.

Protect Your Investment: Reject Economou’s Takeover Campaign

While we believe the actions we are taking will create substantial value for our shareholders, we are concerned about the actions of George Economou and the risk that his takeover campaign poses for Performance shareholders.

For context, Economou has a long and well-documented record of poor corporate governance and self-dealing at companies he has controlled, all to his benefit and at the expense of all other shareholders. There are many examples to point to, but the most relevant given his nominee at Performance are DryShips and Ocean Rig. Economou took controlling positions at these companiesi and installed hand-picked directors who helped him execute related-party transactions with Economou-controlled affiliatesii, conduct dilutive equity offerings that destroyed shareholder valueiii and got him paid lucrative management fees.iv

In addition, Economou’s campaign at Performance is one of several situations where he has pursued coercive tactics against a company in our industry. At Gencov and Seanergyvi he launched unsuccessful proxy fights to gain board seats and at OceanPal he received a $6.75 million “greenmail” payment that was equal to a substantial portion of the company’s market capitalization.vii While each situation was unique, the story was the same: Economou tried to take control or influence the company for his own benefit.

At Performance, we believe that Economou is seeking to take control so he can realize the Company’s upside potential at the expense of all other shareholders. Here are the key things you should know about Economou’s takeover objectives at Performance:

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The proxy fight is one of several tactics he is using in his takeover campaign, which includes a tender offer and multiple rounds of litigation against the Company. Our Board established a committee of independent directors who evaluated the tender offer and determined that it undervalues the Company and is not in the best interest of all shareholders. The Company is also defending against Economou’s litigation, which is intended to dismantle our capital structure. Economou’s first attempt at litigation was thrown out of court in New York, and we are now litigating in the Marshall Islands. We intend to address the ongoing litigation appropriately.

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Economou’s nominee has limited expertise and experience in our industry and as a public company director, all of which is inextricably tied to Economou and carries a record of shareholder value destruction. Economou has nominated John Liveris to serve on our Board. Our Board formed a Special Committee of independent directors to review and consider nominations for our upcoming annual meeting, including Economou’s nominee, which determined that Liveris brings no discernable skills or capabilities that would be additive to the Board’s already strong existing balance of attributes and experience.

Liveris served on the Boards of Ocean Rig and Ocean Freight, where he and Economou presided over the destruction of significant shareholder value during their tenures, in part by approving numerous related-party transactions that enriched Economou at the expense of those companies and their other shareholders. Liveris was on the Board when Ocean Rig ultimately filed for bankruptcyviii, which resulted in total value destruction for all public shareholders, while Economou walked away with equity in the reorganized companyix and a lucrative agreement that paid millions of dollars in annual fees to an Economou-controlled entity.x

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Implementing Economou’s non-binding advisory proposals and electing Economou's nominee would give Economou effective control of the Board and the Company. Despite seeking effective control of the Company, Economou has not provided any actionable suggestions to create value for Performance Shipping shareholders.

Our Board recommends shareholders reject Economou’s nominee and advisory proposals, which if elected and implemented, respectively, would result in replacing the entire Board with Liveris and his appointees.

The Special Committee strongly urges Performance shareholders to reject Economou’s takeover objectives by voting FOR Performance’s nominee and against Economou’s proposals on the WHITE proxy card.

Realize the Potential of your Performance Investment by Voting “FOR” Performance’s Nominee Today

We are optimistic about the future of Performance Shipping. The actions our Board and management team have taken over the last several years have us performing well and delivering solid results in today’s market. We are confident we are poised for continued value creation building on our:

✔	Modern and growing fleet of tankers that provides flexibility across crude oil segments;

✔	Established commercial relationships with global top-tier charterers;

✔	Strategic approach to deployment across short- to medium- term charters and pool arrangements;

✔	Strong financial position and our prudent approach to capital allocation;

✔	Experience and talent of our management team and the commercial and technical capabilities of our leadership and crews; and our

✔	Highly qualified, active and engaged Board of Directors.

We are also confident that our shareholders will benefit as we build on that foundation and execute our clear strategic plans. Your vote “FOR” Performance Shipping will ensure we remain on this path to success.

Thank you for your support.

Sincerely,

The Special Committee of the Board of Directors

Your Vote is Important

We urge you to vote “FOR” Performance Shipping’s highly qualified director nominee, Aliki Paliou, and “AGAINST” Economou’s proposals on the WHITE proxy card TODAY.

Please follow the instructions on your proxy card or voting instruction form and vote by 11:59 PM Eastern Time on December 16, 2024.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Mackenzie Partners, at

North America Toll-Free: 1-800-322-2885 or

Outside North America: 800-000-0260
or by email at PHSG@mackenziepartners.com.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the upcoming annual meeting, the outcome of litigation, the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas or Iran, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

i “Economou ends 2018 owning more than 80% of DryShips” at https://www.tradewindsnews.com/finance/economou-ends-2018-owning-more-than-80-of-dryships/2-1-508562; Form 20-F of DryShips, Inc. for the year ended December 31, 2016, filed with the SEC on March 13, 2017 at https://www.sec.gov/Archives/edgar/data/1308858/000091957417002663/d7424585_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019 at https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.
ii “DryShips Inc. Completes Acquisition of Ocean Rig ASA” at https://www.globenewswire.com/zi/news-release/2008/07/14/1259360/0/en/DryShips-Inc-Completes-Acquisition-of-Ocean-Rig-ASA.html.
iii “DryShips Inc. Announces Closing of Registered Direct Offering” on June 15, 2016 at https://www.globenewswire.com/en/news-release/2016/06/15/1258282/0/en/DryShips-Inc-Announces-Closing-of-Registered-Direct-Offering.html; and “DRYSHIPS INC. ANNOUNCES REGISTERED DIRECT OFFERING” on November 17, 2016 at http://dryships.irwebpage.com/press/dryspr111716.pdf; and “DryShips Announces Successful Completion of the $100.0 Million Registered Direct Offering” on December 12, 2016 at https://finance.yahoo.com/news/dryships-announces-successful-completion-100-140000724.html; Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date, from 6/15/16 to 12/12/16.

Based on Ocean Rig equity offerings on April 9, 2012, February 11, 2013 and June 2, 2015 - April 9, 2012: “Ocean Rig UDW Inc. Announces Public Offering of Its Share by DryShips Inc.” at http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2012/oceanrig040912a.pdf; February 11, 2013: “Ocean Rig UDW Inc. Announces Public Offering of Its Shares by DryShips Inc.” at http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2013/oceanrig021113.pdf; and June 2, 2015: “Ocean Rig UDW Inc. Announces Offering of Common Stock” at http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2015/oceanrig060215.pdf.
iv Form 20-F of DryShips, Inc. for the year ended December 31, 2012, filed with the SEC on March 22, 2013, pg. 133 at https://www.sec.gov/Archives/edgar/data/1308858/000091957413002527/d1368326_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2015, filed with the SEC on April 27, 2016, pg. 117 https://www.sec.gov/Archives/edgar/data/1308858/000091957416012630/d7018799_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019, pg. 92 https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.

Multiple SEC filings disclosing related party payments made to affiliates of Economou. Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2016, filed with the SEC on March 22, 2017 at https://www.sec.gov/Archives/edgar/data/1447382/000091957417002930/d7423977_20-f.htm; Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2017, filed with the SEC on March 15, 2018 at https://www.sec.gov/Archives/edgar/data/1447382/000091957418002506/d7801495_20-f.htm.
v “Genco Shipping & Trading Issues Statement Regarding George Economou’s Withdrawal of his Nominee” at https://investors.gencoshipping.com/news/press-releases/news-details/2024/Genco-Shipping--Trading-Issues-Statement-Regarding-George-Economous-Withdrawal-of-his-Nominee/default.aspx.
vi “Seanergy Maritime Shareholders Overwhelmingly Re-Elect Seanergy Nominees at 2024 Annual Meeting” at https://www.seanergymaritime.com/media/67291ff472778.pdf.
vii Form 6-K of OceanPal at https://www.sec.gov/Archives/edgar/data/1869467/000091957424003280/d11054115_6-k.htm.
viii “Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement” at https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full-Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement.html; and Form F-1/A of Ocean Rig UDW Inc. at https://www.sec.gov/Archives/edgar/data/1447382/000091957417007215/d7671684_f-1a.htm.
ix Form 20-F of Ocean Rig UDW Inc., p. 30 at https://www.sec.gov/Archives/edgar/data/1447382/000091957418002506/d7801495_20-f.htm.
x “Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement” at https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full-Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement.html; and Form F-1/A of Ocean Rig UDW Inc. at https://www.sec.gov/Archives/edgar/data/1447382/000091957417007215/d7671684_f-1a.htm